Processing Section

SEP 12 2011

Washington, DC
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11023360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC FILE NUMBER
8- 44870

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8150 N. Central Expressway, Suite 500
(No. and Street)

Dallas	Texas	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Paul Stewart (214) 265-6742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name)*

1717 Main Street, Suite 1500	Dallas	Texas	75201-9436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHD 10/11/2011

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. CARPENTER
MY COMMISSION EXPIRES
MAY 26, 2013

Susan E Carpenter
Notary Public

Signature

Vice President & Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Board of Directors
1st Global Capital Corp.

We have audited the accompanying statements of financial condition of 1st Global Capital Corp. (a Delaware corporation) (the "Company") as of June 30, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 24, 2011

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30,

ASSETS	2011	2010
Cash	$4,103,368	$2,759,169
Cash segregated under federal and other regulations	59,943	294,070
Receivable from brokers and dealers	1,532,670	1,475,830
Other assets	189,555	243,105
	$5,885,536	$4,772,174
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 98,708	$ 210,441
Payable to brokers and dealers	17,260	187,607
Commissions payable	828,145	695,825
Deferred revenue	70,667	69,063
State income taxes payable	71,370	65,871
Net payable to affiliate	872,258	457,795
Other liabilities	73,429	-
	2,031,837	1,686,602
Stockholders' equity:		
Common stock - no par value, 10,000 shares authorized, 10 shares issued and outstanding	-	-
Additional paid-in capital	24,000	24,000
Retained earnings	3,829,699	3,061,572
Total stockholders' equity	3,853,699	3,085,572
	$5,885,536	$4,772,174

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF INCOME

For the years ended June 30, 2011 and 2010

	2011	2010
Revenues		
Commission income	$60,599,691	$57,778,533
Interest income	127,024	110,706
Insurance fees	1,485,475	1,552,663
Other revenue	2,917,371	2,598,330
	65,129,561	62,040,232
Expenses		
Registered representatives commissions	43,607,868	41,507,455
Operating expense paid to affiliate	15,015,019	14,665,869
Clearance fees	2,088,854	1,802,202
Regulatory fees and expenses	626,251	645,396
Other expenses	430,210	486,277
	61,768,202	59,107,199
Income before income tax	3,361,359	2,933,033
Federal income taxes	1,128,984	974,835
State income taxes	114,248	65,871
Net income	$ 2,118,127	$ 1,892,327

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended June 30, 2011 and 2010

	Common Stock	Additional paid-in capital	Retained earnings	Total
Balances at July 1, 2009	$ -	$24,000	$ 3,969,245	$ 3,993,245
Dividends paid	-	-	(2,800,000)	(2,800,000)
Net income	-	-	1,892,327	1,892,327
Balances at June 30, 2010	-	24,000	3,061,572	3,085,572
Dividends paid	-	-	(1,350,000)	(1,350,000)
Net income	-	-	2,118,127	2,118,127
Balances at June 30, 2011	$ -	$24,000	$ 3,829,699	$ 3,853,699

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the years ended June 30, 2011 and 2010

Balance at July 1, 2009	$ -
Increases	-
Decreases	-
Balance at June 30, 2010	-
Increases	-
Decreases	-
Balance at June 30, 2011	$ -

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF CASH FLOWS

For the years ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 2,118,127	$ 1,892,327
Adjustments to reconcile net income to net cash provided by operating activities		
Change in assets and liabilities		
(Increase)/decrease in cash segregated	234,127	(134,713)
(Increase)/decrease in receivable from brokers and dealers	(56,840)	309,270
(Increase)/decrease in other assets	83,849	(28,657)
Increase/(decrease) in accounts payable and accrued expenses	(111,733)	71,823
Increase/(decrease) in payable to brokers and dealers	(170,347)	169,427
Increase/(decrease) in commissions payable	132,320	(485,962)
Increase/(decrease) in deferred revenue	1,604	(19,120)
Increase in securities sold not yet purchased	88,567	-
Increase/(decrease) in state income taxes payable	78,928	(2,101)
Increase/(decrease) in payable to affiliate	325,896	(904,041)
Net cash provided by operating activities	2,724,498	868,253
Cash flows from investing activities		
(Increase)/decrease in securities owned - marketable	(26)	48
Increase in investments - non marketable	(30,273)	(10)
Net cash provided by (used in) investing activities	(30,299)	38
Cash flows from financing activities		
Dividends paid	(1,350,000)	(2,800,000)
Net cash used by financing activities	(1,350,000)	(2,800,000)
Net increase (decrease) in cash	1,344,199	(1,931,709)
Cash at beginning of year	2,759,169	4,690,878
Cash at end of year	$ 4,103,368	$ 2,759,169
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 988,904	$ 1,144,437

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2011 and 2010

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

The Company is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

1st Global Capital Corp. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when earned.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on previously reported net income or retained earnings.

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of approximately $3,535,718, net capital requirements of $129,551, and the Company's ratio of aggregate indebtedness to net capital was .55 to 1. At June 30, 2010, the Company had net capital of approximately $2,793,444, net capital requirements of $112,450, and the Company's ratio of aggregate indebtedness to net capital was .60 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1

NOTE D – CASH AND CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash is comprised solely of cash on deposit in accounts with depository institutions.

At June 30, 2011 and 2010, cash of $59,943 and $294,070, respectively, was segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC. At June 30, 2011 and 2010, $17,260 and $187,607, respectively, was owed to various mutual funds for the purchase of securities by customers and is included in payable to brokers and dealers.

NOTE E - INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 450, *Contingencies*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2007 through 2010 are still subject to federal and state examination.

At June 30, 2011 and 2010, $140,080 of federal income taxes payable and $169,602 of federal income taxes receivable, respectively, was included in Net payable to affiliate on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

The Company adopted ASC 740, on July 1, 2009. ASC 740 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with ASC 450. ASC 740 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on de-recognition, classification, interest and penalties, disclosures, and transition.

NOTE E - INCOME TAXES - Continued

As required by the uncertain tax position guidance in ASC 740, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations remained open. For certain taxing jurisdictions, this period may extend from the Company's inception. In accordance with the accounting under ASC 740, the Company has recorded an unrecognized tax liability related to certain tax positions. The liability is recorded in other liabilities on the Statements of Financial Condition in the amounts of $73,429 and $-0-, in 2011 and 2010 respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and expenses of the group are incurred by an affiliate. The Company paid the affiliate $15,015,019 during the year ended June 30, 2011. The Company paid the affiliate $14,665,869 during the year ended June 30, 2010. Costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

NOTE G - OTHER ASSETS

At June 30, 2011, other assets are primarily composed of accounts receivable of $156,143, less an allowance of $7,754. At June 30, 2010, other assets were primarily composed of accounts receivable of $183,752, less an allowance of $23,657. The accounts receivable is related to commissions receivable from the Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts, typically reserving accounts past due greater than 90 days.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE H - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers is primarily comprised of concession revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies, net of any unsettled trades. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker.

NOTE I - CONCENTRATION RISK

At June 30, 2011 and 2010, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2011 and 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE K - SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events through August 24, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule I

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30,

COMPUTATION OF NET CAPITAL	2011	2010
Total stockholder's equity qualified for net capital	$3,853,699	$3,085,572
Add:		
Other allowable credits	-	-
Total capital and allowable credits	3,853,699	3,085,572
Less:		
Non-allowable assets:		
Other assets – less marketable securities and non marketable investments	(222,312)	(240,672)
Investments - non marketable	(1,908)	(1,882)
Receivable from affiliate, gross	(8,294)	(145)
Other deductions and/or charges:		
Excess fidelity bond deductible	(19,454)	(21,506)
Net capital before haircuts on securities positions	3,601,731	2,821,367
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	(66,013)	(27,923)
Net capital	$3,535,718	$2,793,444
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$ 98,708	$ 210,441
Payable to brokers and dealers	17,260	187,607
Commissions payable	828,145	695,825
Deferred revenue	70,667	69,063
State income taxes payable	144,799	65,871
Payable to affiliate, gross	783,691	457,940
Total aggregate indebtedness	$1,943,270	$1,686,747

Schedule I (continued)

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30,

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	2011	2010
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 129,551	$ 112,450
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 129,551	$ 112,450
Net capital in excess of required minimum	$3,406,167	$2,680,994
Excess net capital at 1000%	$3,341,391	$2,624,769
Ratio: Aggregate indebtedness to net capital	.55 to 1	.60 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Grant Thornton

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors
1st Global Capital Corp.

In planning and performing our audit of the financial statements of 1st Global Capital Corp. (the "Company"), as of and for the years ended June 30, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2011

Grant Thornton

Grant Thornton

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2011 and 2010